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                              January 6, 2021

       Timothy M. Archer
       Chief Executive Officer
       Lam Research Corporation
       4650 Cushing Parkway
       Fremont, CA 94538

                                                        Re: Lam Research
Corporation
                                                            Annual Report on
Form 10-K
                                                            Filed August 18,
2020
                                                            File No. 000-12933

       Dear Mr. Archer:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Annual Report on Form 10-K filed August 18, 2020

       Item 1A. Risk Factors, page 14

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    In future
filings, please add a risk factor related to this provision and disclose whether this provision
applies to actions arising under the Securities Act or Exchange
                                                        Act. In that regard, we
note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder. If the provision applies
to Securities Act claims, please include disclosure in future filings that there is
uncertainty as to whether a court would enforce such provision and that investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
 Timothy M. Archer
Lam Research Corporation
January 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dave Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameTimothy M. Archer                         Sincerely,
Comapany NameLam Research Corporation
                                                            Division of
Corporation Finance
January 6, 2021 Page 2                                      Office of
Technology
FirstName LastName